Exhibit 1.2

Management’s discussion and analysis

– May 15, 2019

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the year ended March 31, 2019. This MD&A has been prepared with all information available up to and including May 15, 2019. This MD&A should be read in conjunction with Just Energy’s audited consolidated financial statements for the year ended March 31, 2019. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Company overview

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”), Canada and the United Kingdom (“U.K.”), Just Energy serves both residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and TerraPass.

For a more detailed description of Just Energy’s business operations, refer to the “Continuing operations overview” section on page 6 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2020. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed on SEDAR at www.sedar.com or by visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov.

1.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on July 29, 2019. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s credit facility. In September 2018, US$45.6 million were tendered. A further US$82.0 million were repurchased during the fourth quarter of fiscal 2019 resulting in a balance of US$22.4 million outstanding as at March 31, 2019. See “Debt and financing for continuing operations” on page 26 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for continuing operations” on page 26 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for continuing operations” on page 26 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$193.0 million was drawn as of March 31, 2019. Net proceeds from the initial draw were used to fund a tender offer for Just Energy’s outstanding 6.5% convertible bonds due July 29, 2019, and for general corporate purposes, including to pay down the Company’s credit facility. See “Debt and financing for continuing operations” on page 26 for further details.

“Active asset” means an asset (product) that has been installed and not cancelled.

“Active MRR” refers to monthly recurring revenue (“MRR”) from active assets (i.e., subscriptions). It represents the expected recurring revenue as at the reporting date.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” is comprised of each individual customer with a distinct address rather than to an RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group Inc. which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. See “Debt and financing for continuing operations” on page 26 for further details.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

2.

Non-IFRS financial measures

Just Energy’s audited consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, discontinued operations and restructuring as well as reflecting an adjustment for share-based compensation, non-controlling interest and amortization of sales commissions with respect to value-added products (see below). This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. Restructuring and discontinued operations are one-time, non-recurring events.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy, and has excluded them from the Base EBITDA calculation.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s audited consolidated statements of income (loss). The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added product contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

FREE CASH FLOW

Free cash flow (“FCF”) is the cash flow from operating activities less cash flow from investing activities.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan to include cash received from LDCs for gas not yet consumed by end customers.

3.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by maintenance capital expenditures.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Strategic initiatives

Just Energy continues its strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products, unparalleled customer satisfaction and profitable customer growth. The Company stabilized its growth platform in fiscal 2019 by establishing a solid base for long-term growth through value-added products, maturing the retail sales channel development and consolidating service functions, thereby simplifying the business and realizing cost savings. Throughout the year, Just Energy realigned its technology and service functions, culminated in the overall restructuring of its businesses, to support the fiscal 2020 strategic initiatives. In addition, Just Energy is taking steps to refine its global footprint and focus on the core profitable markets.

Just Energy will focus on optimization to achieve profitable growth throughout fiscal 2020 by applying customer data analytics to gain a deep understanding of customers’ needs. Additionally, Just Energy will focus on optimizing sales channels and cost-to-serve in North America to increase gross margin. Lastly, Just Energy will drive value-added products and services (“VAPS”) growth through the newly acquired Filter Group to accelerate its strategic shift to a customer centric consumer company.

Discontinued operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. The decision was part of a strategic transition to focus on the core business in North America and the U.K. The disposal of the operations is expected to be completed within the next 12 months. As at March 31, 2019, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment. Just Energy’s results for the past two fiscal periods reported throughout this MD&A have been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact on the discontinued operations is minimal.

For a detailed breakdown of the discontinued operations, reference Note 18 of the consolidated financial statements for the year ended March 31, 2019.

4.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase		% increase
	Fiscal 2019	(decrease)	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$3,812,470	5%	$3,623,558	(4)%	$3,756,924
Gross margin	712,215	11%	640,511	(8)%	696,009
Administrative expenses	206,820	10%	187,251	12%	167,283
Selling and marketing expenses	232,030	-	232,228	3%	226,239
Restructuring costs	16,078	-	-	-	-
Finance costs	88,072	57%	55,972	(28)%	78,077
Profit (loss) from continuing operations	(100,491)	NMF [3]	524,519	NMF [3]	472,225
Loss from discontinued operations	(22,379)	NMF [3]	(5,945)	NMF [3]	(1,342)
Profit (loss)[1]	(122,870)	NMF [3]	518,574	NMF [3]	470,883
Profit (loss) per share from continuing operations available to shareholders - basic	(0.73)		3.45		3.03
Profit (loss) per share from continuing operations available to shareholders - diluted	(0.73)		2.65		2.43
Dividends/distributions	88,030	2%	86,307	12%	76,751
Base EBITDA from continuing operations[2]	203,998	13%	180,151	(19)%	223,622
Base Funds from continuing operations[2]	106,826	10%	96,915	(25)%	129,013
Payout ratio on Base Funds from continuing operations[2]	82%		89%		60%
Embedded gross margin[2]	2,271,200	20%	1,900,500	8%	1,757,000
Total customers (RCEs)	4,089,000	(2)%	4,163,000	(1)%	4,202,000
Total gross customer (RCE) additions	1,102,000	(6)%	1,171,000	40%	839,000
Total net customer (RCE) additions	(74,000)	(54)%	(48,000)	85%	(318,000)

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

For the year ended March 31, 2019, sales increased 5% from $3.6 billion to $3.8 billion. In fiscal 2019, gross margin was $712.2 million, 11% higher than the prior year, and Base EBITDA amounted to $204.0 million, 13% higher than fiscal 2018. The higher gross margin is largely attributable to the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations, which in turn drove Base EBITDA higher. The impact from the improvements in gross margin can be also seen in the increases in Base FFO and embedded gross margin, which grew 10% and 20%, respectively, compared to the prior year.

Throughout the year, an unprecedented level of scrutiny has been applied across all products, contracts, operations, and regions to ensure each part of the business is operating efficiently which culminated in the restructuring announcement in the fourth quarter of fiscal 2019. This decision resulted in the reclassification of previously reported administrative costs of $6.0 million to restructuring costs. The Company incurred an additional $10.1 million as restructuring charges in the fourth quarter of fiscal 2019.

5.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online and door-to-door marketing. Consumer customers make up 41% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products.

Developments in connectivity and convergence, and changes in customer preferences, have created an opportunity for Just Energy to provide value-added products and service bundles with the Company’s energy products. As a conservation solution, smart thermostats are offered as a value-added product with commodity contracts and also sold as a stand-alone unit. These smart thermostats are currently manufactured and distributed by ecobee Inc., a company in which Just Energy holds a 8% fully diluted equity interest. On October 1, 2018, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group. See “Acquisition of Filter Group Inc.” on page 27 for further details.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors, and inside commercial sales representatives. Commercial customers make up 59% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

In addition, the Commercial segment also provides value-added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities; health and well-being products such as water quality and filtration devices; and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

6.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer actually consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania, Saskatchewan and the U.K.	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada, the U.S. and the U.K. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

7.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 44% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 79% of their consumption as green supply. For comparison, as reported for the year ended March 31, 2018, 34% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 71% of their consumption. As of March 31, 2019, JustGreen makes up 7% of the Consumer gas portfolio, compared to 10% a year ago. JustGreen makes up 14% of the Consumer electricity portfolio, compared to 12% a year ago.

Value-added products and services

In addition to JustGreen, Just Energy also provides energy management as well as health and wellness solutions in the form of VAPS. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s Commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. These solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Energy management for the Consumer business focuses on energy efficient and energy conserving products. Just Energy has strategic partnerships to facilitate the purchase and support of smart thermostats and home warranty products. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

Through the Filter Group business acquired by Just Energy on October 1, 2018, Just Energy now provides subscription-based home water filtration systems to residential customers in Canada and the United States, including under-counter and whole-home water filtration solutions.

The VAPS business is still in its infancy stage; the core business is still the commodity operations.

EBITDA from Continuing Operations
For the years ended March 31
(thousands of dollars)
	Fiscal 2019	Fiscal 2018	Fiscal 2017
Reconciliation to consolidated financial statements
Profit (loss) for the year	$(122,870)	$518,574	$470,883
Add:
Finance costs	88,072	55,972	78,077
Provision for income taxes	2,829	20,671	43,231
Amortization	30,868	23,930	25,494
EBITDA	$(1,101)	$619,147	$617,685
Add (subtract):
Change in fair value of derivative instruments and other	153,226	(474,356)	(374,791)
Change in fair value of investments	-	20,591	-
Contingent consideration revaluation	7,447	-	-
Restructuring costs	16,078	-	-
Share-based compensation	6,182	18,353	6,076
Discontinued operations	21,974	5,714	(877)
Loss (Profit) attributable to non-controlling interest	192	(9,298)	(24,471)
Base EBITDA from continuing operations	$203,998	$180,151	$223,622

8.

Gross margin per consolidated financial statements	$712,215	$640,511	$696,009
Add (subtract):
Administrative expenses	(206,820)	(187,250)	(167,283)
Selling and marketing expenses	(232,030)	(232,228)	(226,239)
Bad debt expense	(81,037)	(56,331)	(56,041)
Amortization included in cost of sales	2,666	3,116	2,974
Other income (expenses)	8,812	1,040	(1,327)
Change in fair value of investments	-	20,591	-
Loss (Profit) attributable to non-controlling interest	192	(9,298)	(24,471)
Base EBITDA from continuing operations	$203,998	$180,151	$223,622

Base EBITDA amounted to $204.0 million for the year ended March 31, 2019, an increase of 13% from $180.2 million in the prior year. The higher Base EBITDA is largely attributable to the increase in gross margin, partially offset by increased bad debt expenses and administrative expenses.

The Company’s continuing operational performance has been adjusted to exclude the loss from the discontinued operations totalling $22.4 million, including the impairment loss resulting from the write down assets in the discontinued operations in fiscal 2019. The comparative periods have also been adjusted for the results of this disposal group. Base EBITDA also excludes non-recurring restructuring costs which include a reclassification of previously reported administrative expenses of $6.0 million to restructuring costs and $10.1 million incurred in the last quarter of fiscal 2019.

Gross margin was up 11% due to the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations. The impact from the improvements in gross margin can be also seen in the increases in Base FFO and embedded gross margin, which grew 10% and 20%, respectively, compared to the prior year.

Administrative expenses increased by 10% from $187.3 million to $206.8 million. The increase over the prior year was attributable to the additional administrative expenses resulting from the stabilization program to achieve operational effectiveness and from the acquisition of Filter Group together with foreign exchange fluctuations from the U.S. and U.K. operations.

Selling and marketing expenses for the year ended March 31, 2019 were $232.0 million, consistent with the prior year, largely due to the capitalization of the incremental customer acquisition costs under IFRS 15 and mass-market restructuring actions that reduced costs, offset by unfavourable foreign exchange fluctuations from the U.S. and U.K. operations.

Bad debt expense was $81.0 million for the year ended March 31, 2019, an increase of 44% from $56.3 million recorded for the prior year. For the year ended March 31, 2019, the bad debt expense represents approximately 2.3% of revenue in the jurisdictions where the Company bears the credit risk, up from 1.9% of revenue reported for the year ended March 31, 2018. Management’s target range is 2% to 3%.

For more information on the changes in the results from operations, refer to “Gross margin” on page 21 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further explained on pages 22 through 23.

For comparative purposes, the table on the previous page includes the results for the years ended March 31, 2018 and 2017. For the year ended March 31, 2018, gross margin was $640.5 million, a decrease of 8% from $696.0 million reported in fiscal 2017, primarily due to lower realized margins per customer and the negative foreign exchange impact on gross margin earned in the U.S. markets compared with fiscal 2017. In fiscal 2018, administrative, selling and marketing, and bad debt expenses amounted to $187.3 million, $232.2 million and $56.3 million respectively, an increase of 12%, 3% and 1%, respectively. For fiscal 2018, Base EBITDA amounted to $180.2 million, a decrease of 19% from $223.6 million in fiscal 2017, reflecting a number of one-time weather related events that occurred in fiscal 2018, including the reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to unusually colder than normal weather in January 2018 in North America.

9.

EMBEDDED GROSS MARGIN

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)
			2019 vs.		2018 vs.
	Fiscal	Fiscal	2018	Fiscal	2017
	2019	2018	variance	2017	variance
Commodity embedded gross margin	$2,230.4	$1,900.5	17%	$1,757.0	8%
VAPS embedded gross margin	40.8	-	-	-	-
Total embedded gross margin	$2,271.2	$1,900.5	20%	$1,757.0	8%

Management’s estimate of the future embedded gross margin within its customer contracts amounted to $2,271.2 million as of March 31, 2019, an increase of 20% compared to the embedded gross margin as of March 31, 2018, primarily due to the improved pricing power in North America. The embedded gross margin remains stable at record highs compared to the embedded gross margin reported in the previous fiscal years.

Embedded gross margin includes $40.8 million from Filter Group, which was acquired by Just Energy on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $73.1 million.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Just Energy’s results for the past two fiscal periods reported throughout the MD&A have been adjusted to reflect continuing operation results and figures.

10.

Funds from Continuing Operations
For the years ended March 31
(thousands of dollars)
	Fiscal 2019	Fiscal 2018	Fiscal 2017
Cash inflow from continuing operations	$(44,455)	$62,022	$150,451
Add (subtract):
Changes in working capital	124,138	36,194	22,756
Change in fair value of Filter Group contingent consideration	7,447	-	-
Loss (profit) attributable to non-controlling interest	192	(9,298)	(24,471)
Discontinued operations	22,375	5,944	1,254
Tax adjustment	6,117	18,763	(7,283)
Funds from continuing operations	$115,814	$113,625	$142,707
Less: Maintenance capital expenditures	(8,988)	(16,710)	(13,695)
Base Funds from continuing operations	$106,826	$96,915	$129,012

Gross margin per consolidated financial statements	$712,215	$640,511	$696,009
Add (subtract):
Administrative expenses	(206,820)	(187,250)	(167,283)
Selling and marketing expenses	(232,030)	(232,228)	(226,239)
Bad debt expense	(81,037)	(56,331)	(56,041)
Current income tax recovery	(6,333)	(2,556)	(27,123)
Adjustment required to reflect net cash receipts from gas sales	4,186	(2,876)	(681)
Amortization included in cost of sales	2,666	3,116	2,974
Restructuring costs	(16,078)	-	-
Other income	8,812	1,040	804
Financing charges, non-cash	18,223	14,547	23,198
Finance costs	(88,072)	(55,972)	(78,077)
Other non-cash adjustments	82	(8,376)	(24,834)
Funds from continuing operations	$115,814	$113,625	$142,707
Less: Maintenance capital expenditures	(8,988)	(16,710)	(13,695)
Base Funds from continuing operations	$106,826	$96,915	$129,012
Base Funds from continuing operations payout ratio	82%	89%	59%
Dividends/distributions
Dividends on common shares	$74,557	$73,624	$73,717
Dividends on preferred shares	12,189	11,380	1,657
Distributions for share-based awards	1,284	1,303	1,377
Total dividends/distributions	$88,030	$86,307	$76,751

Base Funds from Continuing Operations for the year ended March 31, 2019 was $106.8 million, an increase of 10% compared with Base FFO of $96.9 million for the prior year. The improvement in Base FFO is largely attributable to the significant improvement in Base EBITDA and lowered maintenance capital expenditures spending, offset by higher bad debt expenses from the implementation of IFRS 9 and higher finance costs. Finance costs of $28.8 million increased by 59% in fiscal 2019 compared to the prior year as a result of higher collateral and working capital management related costs, supplier credit term extensions, interest expense from higher debts and higher interest rates, as well as an increase in non-cash accretion costs.

Dividends and distributions for the year ended March 31, 2019 were $88.0 million, a slight increase of 2% from fiscal 2018. The payout ratio on Base Funds from Continuing Operations was 82% for the year ended March 31, 2019, an improvement from 89% reported in fiscal 2018, primarily resulting from the higher Base FFO.

11.

Selected consolidated financial data from continuing operations
For the years ended March 31
(thousands of dollars, except per share amounts)

Statement of operations
	Fiscal 2019	Fiscal 2018	Fiscal 2017
Sales	$3,812,470	$3,623,558	$3,756,924
Gross margin	712,215	640,511	696,009
Profit (loss) from continuing operations	(100,491)	524,519	472,225
Profit (loss) from continuing operations per share - basic	(0.73)	3.45	3.03
Profit (loss) from continuing operations per share - diluted	(0.73)	2.65	2.43

Balance sheet data
As at March 31
	Fiscal 2019	Fiscal 2018	Fiscal 2017
Total assets	$1,746,068	$1,601,393	$1,225,318
Long-term liabilities	817,064	538,191	679,645

2019 COMPARED WITH 2018

For the year ended March 31, 2019, sales increased by 5% to $3.8 billion in fiscal 2019, compared with $3.6 billion in the prior fiscal year.

Gross margin increased by 11% to $712.2 million from $640.5 million reported in fiscal 2018. The increases in sales and gross margin are primarily due to the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations.

The loss for fiscal 2019 amounted to $100.5 million, compared to a profit of $524.5 million in fiscal 2018, primarily due to the change in fair value of the derivative instruments which resulted in a loss of $153.2 million, as compared to a gain of $474.4 million in fiscal 2018. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Additionally, the loss from operations is a result of higher administrative expenses to support the Company’s growth and international operations, restructuring costs of $16.1 million to transform the Company and increased bad debt expenses. Just Energy views Base EBITDA and FFO as more relevant measures of operating performance.

Total assets increased by 9% to $1,746.1 million in fiscal 2019 due to increases in accounts receivable, capitalization of customer acquisition costs and acquisition of intangible assets, partially offset by the reduction of cash and the derivative financial assets. Total long-term liabilities as of March 31, 2019 were $817.1 million, representing a 52% increase from fiscal 2018. The increase in total long-term liabilities is primarily due to the additional withdrawals on the credit facility, the signing of the new 8.75% loan, and the acquisition of Filter Group which added the Filter Group financing, partially offset by the partial redemption of the 6.5% convertible debentures.

2018 COMPARED WITH 2017

Sales decreased by 4% to $3.6 billion in fiscal 2018, compared with $3.8 billion in the prior fiscal year. The decrease is primarily a result of the 1% decrease in customer base and the impact from foreign exchange, due to the weakening of the U.S. dollar.

For the year ended March 31, 2018, gross margin decreased by 8% to $640.5 million from $696.0 million reported in fiscal 2017, of which foreign currency translation (primarily from the weaker U.S. dollar) accounted for a decrease of $9.0 million. One-time weather events in the summer and the winter, including the reduction of consumption due to abnormally mild weather in the summer, customer disruption due to Hurricane Harvey and higher supplier costs due to extreme cold weather in the winter, adversely affected the gross margin in the fiscal 2018. Gross margin for the Consumer segment decreased to $487.2 million, down 5%, while gross margin for the Commercial segment decreased by 16% to $153.3 million.

The profit for fiscal 2018 amounted to $524.5 million, compared to $472.2 million in fiscal 2017. The profit increased as a result of the year over year increase in the change in fair value of the derivative instruments and other on the Company’s supply portfolio, which resulted in a gain of $474.4 million, compared with a gain of $374.8 million in fiscal 2017. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Just Energy views Base EBITDA and FFO the better measures of operating performance.

12.

Total assets increased by 33% to $1,634.2 million in fiscal 2018 due to gains in the fair value of derivative instruments, as market prices relative to Just Energy’s future electricity supply contracts increased by an average of $9.01/MWh as compared to fiscal 2017. Total long-term liabilities as of March 31, 2018 were $538.2 million, representing a 21% decrease from fiscal 2017. The decrease in total long-term liabilities is primarily a result of reclassification of the credit facility from long-term to current liabilities and the repayment of the 5.75% convertible debentures, partially offset by the issuance of the 6.75% $100M convertible debentures in fiscal 2018.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q4	Q3	Q2	Q1
	Fiscal 2019	Fiscal 2019	Fiscal 2019	Fiscal 2019
Sales	$1,024,200	$960,657	$953,482	$874,131
Gross margin	198,172	187,992	172,851	153,201
Administrative expenses	48,418	50,927	55,276	52,199
Selling and marketing expenses	69,405	56,610	56,185	49,830
Restructuring costs	10,096	2,746	1,319	1,917
Finance costs	(28,847)	(22,762)	(20,123)	(16,340)
Profit (loss) for the period from continuing operations	(71,413)	29,672	(19,415)	(39,335)
Loss for the period from discontinued operations	(15,608)	(2,648)	(2,035)	(2,088)
Profit (loss) for the period	(87,021)	27,024	(21,450)	(41,423)
Profit (loss) for the period from continuing operations per share – basic	(0.49)	0.19	(0.15)	(0.28)
Profit (loss) for the period from continuing operations per share – diluted	(0.49)	0.18	(0.15)	(0.28)
Dividends/distributions paid	22,004	21,434	22,330	22,261
Base EBITDA from continuing operations	68,774	63,534	40,531	31,159
Base Funds from continuing operations	23,945	34,632	28,173	20,075
Payout ratio on Base Funds from continuing operations	92%	62%	79%	111%

	Q4	Q3	Q2	Q1
	Fiscal 2018	Fiscal 2018	Fiscal 2018	Fiscal 2018
Sales	$1,012,855	$911,522	$851,767	$847,415
Gross margin	169,132	171,229	142,667	157,484
Administrative expenses	47,183	47,361	45,330	47,377
Selling and marketing expenses	60,563	55,355	58,421	57,889
Finance costs	18,195	13,266	12,521	11,990
Profit (loss) for the period from continuing operations	267,679	209,330	(63,260)	110,772
Loss for the period from discontinued operations	(1,906)	(915)	(1,663)	(1,463)
Profit (loss) for the period	265,773	208,415	(64,923)	109,309
Profit (loss) for the period from continuing operations per share – basic	1.81	1.41	(0.47)	0.70
Profit (loss) for the period from continuing operations per share – diluted	1.41	1.12	(0.47)	0.53
Dividends/distributions paid	21,555	21,501	21,468	21,783
Base EBITDA from continuing operations	70,680	53,357	22,184	33,930
Base Funds from continuing operations	27,145	38,453	9,345	21,971
Payout ratio on Base Funds from continuing operations	79%	56%	230%	99%

13.

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 75% and 25%, respectively, of the commodity customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Fourth quarter financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2019	(decrease)		Fiscal 2018
Sales	$1,024,200	1%		$1,012,855
Gross margin	198,172	17%		169,132
Administrative expenses	48,418	3%		47,183
Selling and marketing expenses	69,405	15%		60,563
Restructuring costs	10,096			-
Finance costs	28,847	59%		18,195
Profit (loss) from continuing operations	(71,413)	NMF	[3]	267,679
Loss from discontinued operations	(15,608)	NMF	[3]	(1,906)
Profit (loss)[1]	(87,021)	NMF	[3]	265,773
Profit (loss) per share from continuing operations available to shareholders - basic	(0.49)			1.81
Profit (loss) per share from continuing operations available to shareholders - diluted	(0.49)			1.41
Dividends/distributions	22,004	2%		21,555
Base EBITDA from continuing operations[2]	68,774	(3)%		70,680
Base Funds from continuing operations[2]	23,945	(12)%		27,145
Payout ratio on Base Funds from continuing operations[2]	92%			79%
Total gross customer (RCE) additions	245,000	(21)%		312,000
Total net customer (RCE) additions[2]	(44,000)	NMF	[3]	49,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

For the three months ended March 31, 2019, gross margin was $198.2 million, 17% higher than the prior comparable quarter, and Base EBITDA amounted to $68.8 million, a decrease of 3% compared to fiscal 2018. The increase in gross margin is primarily due to the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations.

The decline was substantially to the gain of $20.6 million on the Company’s ecobee investment in the fourth quarter of fiscal 2018, partially offset by increase in gross margin.

14.

Fourth quarter gross margin per RCE
	Q4 Fiscal	Number of	Q4 Fiscal	Number of
	2019	RCEs	2018	RCEs

Consumer customers added and renewed	$386	215,000	$216	242,000
Consumer customers lost	313	168,000	200	117,000
Commercial customers added and renewed	71	165,000	87	220,000
Commercial customers lost	89	70,000	81	128,000

For the three months ended March 31, 2019, the average gross margin per RCE for the customers added and renewed by the Consumer segment was $386/RCE, compared with $216/RCE in the prior comparable quarter. The increase in average gross margin per RCE for Consumer customers added and renewed in the quarter is a result of the Company's margin optimization efforts in focusing on ensuring customers added meet its profitability targets. The average gross margin per RCE for the Consumer customers lost during the three months ended March 31, 2019 was $313/RCE, compared with $200/RCE in the fourth quarter of fiscal 2018.

For the Commercial segment, the average gross margin per RCE for the customers signed during the quarter ended March 31, 2019 was $71/RCE, compared to $87/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended March 31, 2019 were at an average gross margin of $89/RCE, an increase from $81/RCE reported in the prior comparable quarter. Management will continue its margin optimization efforts by focusing on ensuring customers added meet its profitability targets.

Analysis of the fourth quarter

Sales increased 1% to $1,024.2 million for the three months ended March 31, 2019 from $1,012.9 million recorded in the fourth quarter of fiscal 2018. The gross margin was $198.2 million, an increase of 17% from the prior comparable quarter, primarily due to improved pricing power in North America, enabled by the Company’s unique customer value enhancing product offerings coupled with loyalty rewards offered through a multi-channel approach, and margin expansion from the suite of value-added products and services, partially offset by risk management costs.

Administrative expenses for the three months ended March 31, 2019 increased 3% attributable to the additional operational administrative expenses from the acquisition of Filter Group, and unfavourable foreign exchange fluctuations from the U.S. and U.K. operations. Selling and marketing expenses for the three months ended March 31, 2019 increased by 15% to $69.4 million as a result of the increased commission costs to acquire new customers in certain channels, increased customer additions in Texas and growth in the residual perks points commission, offset by capitalization of certain upfront incremental customer acquisition costs under IFRS 15 and cost savings from restructuring of the marketing function.

Finance costs for the three months ended March 31, 2019 amounted to $28.8 million, an increase of 59% from $18.2 million reported for the three months ended March 31, 2018, primarily driven by higher collateral and working capital management related costs, supplier credit term extensions, interest expense from higher debts and higher interest rates as well as an increase in non-cash accretion costs.

The change in fair value of derivative instruments and other resulted in a loss of $91.2 million for the three months ended March 31, 2019, compared to a gain of $250.9 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $2.63/MWh, offset by the increase in future gas contracts by an average of $0.02/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

An unprecedented level of scrutiny has been applied across all products, contracts, operations, and regions to ensure each part of the business is operating efficiently throughout the year which culminated in the restructuring announcement in the fourth quarter of fiscal 2019. This decision resulted in $10.1 million of restructuring costs recognized during the fourth quarter, of which $6.6 million was accrued as at March 31, 2019.

15.

The loss for the three months ended March 31, 2019 was $87.0 million, representing a loss per share of $0.49 on a basic and diluted basis, respectively. For the prior comparable quarter, the profit was $265.8 million, representing earnings per share of $1.82 and $1.42 on a basic and diluted basis, respectively.

Base EBITDA was $68.8 million, a decrease of 3% as compared to the prior comparable quarter due to an increase in selling and marketing expenses to support the growth in sales, partially offsetting the increase in gross margin. The Base EBITDA excludes restructuring costs recorded in the fourth quarter.

Base FFO was $23.9 million for the fourth quarter of fiscal 2019, down 12% compared to $27.1 million in the prior comparable quarter as a result of the lower Base EBITDA, partially offset by lower maintenance capital expenditures.

Dividends and distributions paid were $22.0 million, consistent with the prior comparable quarter. The payout ratio on Base FFO for the quarter ended March 31, 2019 was 92%, compared with 79% in the prior comparable quarter. The payout ratio for the fiscal year ended March 31, 2019 was 82%, compared with 89% for the fiscal year ended March 31, 2018.

Just Energy’s results for the past fiscal period have been adjusted to reflect continuing operation results and figures.

Segmented Base EBITDA[1]
For the years ended March 31
(thousands of dollars)
		Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$2,395,624	$1,416,846	$-	$3,812,470
Cost of sales	(1,859,913)	(1,240,342)	-	(3,100,255)
Gross margin	535,711	176,504	-	712,215
Add (subtract):
Administrative expenses	(76,709)	(40,693)	(89,418)	(206,820)
Selling and marketing expenses	(158,770)	(73,260)	-	(232,030)
Bad debt expense	(72,470)	(8,567)	-	(81,037)
Amortization included in cost of sales	2,666	-	-	2,666
Other income, net	8,703	109	-	8,812
Loss attributable to non-controlling interest	192	-	-	192
Base EBITDA from continuing operations	$239,323	$54,093	$(89,418)	$203,998

16.

		Fiscal 2018
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$2,232,081	$1,391,477	$-	$3,623,558
Cost of sales	(1,744,906)	(1,238,141)	-	(2,983,047)
Gross margin	487,175	153,336	-	640,511
Add (subtract):
Administrative expenses	(64,282)	(29,153)	(93,815)	(187,250)
Selling and marketing expenses	(161,246)	(70,982)	-	(232,228)
Bad debt expense	(53,759)	(2,572)	-	(56,331)
Amortization included in cost of sales	3,116	-	-	3,116
Other income, net	21,524	107	-	21,631
Profit attributable to non-controlling interest	(9,298)	-	-	(9,298)
Base EBITDA from continuing operations	$223,230	$50,736	$(93,815)	$180,151

1 The segment definitions are provided on page 6.

Consumer Energy contributed $239.3 million to Base EBITDA for the year ended March 31, 2019, an increase of 7% from $223.2 million in fiscal 2018. Consumer gross margin increased 10% due to the 22% increase in gross margin per RCE resulting from the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations. Consumer administrative costs increased by 19%, attributable to the additional operational administrative expenses from the acquisition of Filter Group, and unfavourable foreign exchange fluctuations from the U.S. and U.K. operations. Consumer selling and marketing expenses were down by 2% due to the capitalization of upfront commission expense with the adoption of IFRS 15 and the reduction in non-commission selling expenses resulting from the consolidation of regional sales offices and diversification of sales channels.

Commercial Energy contributed $54.1 million to Base EBITDA, an increase of 7% from the year ended March 31, 2018, when the segment contributed $50.7 million. The increase in gross margin was due to the 20% increase in gross margin per RCE for Commercial customers, resulting from the pricing power improvements in North America, ramp up on sales from the Commercial VAPS businesses acquire in the latter half of fiscal 2018, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations. The increase in Commercial administrative costs reflects the unfavourable foreign exchange fluctuations from the U.S. and U.K. operations.

17.

Customer aggregation

CUSTOMER SUMMARY

	As at	As at
	March 31,	March 31,	% increase
	2019	2018	(decrease)

Commodity	1,399,000	1,556,000	(10)%
VAPS	70,000	24,000	192%
Commodity and VAPS bundle	140,000	78,000	79%
Total customer count	1,609,000	1,658,000	(3)%

As at March 31, 2019, the total customer count declined 3% to 1,609,000 compared to the prior period. The decline in commodity customers is a result of the Company’s focus on renewing and signing higher quality and long lasting customers. The customer count captures customers with a distinct service address. These customers can have multiple products contracted with Just Energy, multiple active assets installed by Just Energy. The total VAPS customer count also includes 27,000 distinct customers from Filter Group’s water filter subscriptions, with 33,000 active assets. Just Energy’s customer base also includes 74,000 smart thermostat customers. The significant growth in VAPS customers shows the positive reception to the Company’s strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products.

COMMODITY RCE SUMMARY

	Apr. 1,			Failed to	Mar. 31,	% increase
	2018	Additions	Attrition	renew	2019	(decrease)
Consumer
Gas	640,000	139,000	(111,000)	(98,000)	570,000	(11)%
Electricity	1,196,000	360,000	(313,000)	(129,000)	1,114,000	(7)%
Total Consumer RCEs	1,836,000	499,000	(424,000)	(227,000)	1,684,000	(8)%
Commercial
Gas	384,000	140,000	(37,000)	(27,000)	460,000	20%
Electricity	1,943,000	463,000	(154,000)	(307,000)	1,945,000	-
Total Commercial RCEs	2,327,000	603,000	(191,000)	(334,000)	2,405,000	3%
Total RCEs	4,163,000	1,102,000	(615,000)	(561,000)	4,089,000	(2)%

Just Energy’s total RCE base is currently at 4.1 million. Gross RCE additions for the year ended March 31, 2019 were 1,102,000, compared to 1,171,000 for the prior year, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 74,000 for the year ended March 31, 2019, compared with a negative 48,000 net RCE additions in fiscal 2018.

Consumer RCE additions amounted to 499,000 for the year ended March 31, 2019, a 14% decrease from 578,000 gross RCE additions recorded in fiscal 2018, primarily driven by significant customer acquisitions in the U.K. from switching sites in the prior year, which was not repeated in fiscal 2019. As of March 31, 2019, the U.S., Canadian and U.K. segments accounted for 68%, 17% and 15% of the Consumer RCE base, respectively.

Commercial RCE additions were 603,000 for the year ended March 31, 2019, a 2% increase over fiscal 2018 due to improved selling efforts in the Midwest and Eastern U.S., offset by lower adds from large Commercial and Industrial customers and Interactive Energy Group RCEs. The Commercial failed to renew RCEs for the year ended March 31, 2019 improved by 37%, decreasing from 534,000 RCEs to 334,000 RCEs with the launch of the Company’s enhanced product offering, which resulted in improved renewal rates. As of March 31, 2019, the U.S., Canadian and U.K. segments accounted for 69%, 24% and 7% of the Commercial RCE base, respectively.

18.

For the year ended March 31, 2019, 44% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 35% from online and other sales channels, 11% from retail channels and 10% from door-to-door sales. In fiscal 2018, 47% of RCE additions were generated from retail, online and other sales channels, 39% from commercial brokers, and 14% from door-to-door sales.

Overall, as of March 31, 2019, the U.S., Canadian and U.K. operations accounted for 69%, 21% and 10% of the RCE base, respectively. At March 31, 2018, the U.S., Canadian and U.K. operations represented 67%, 22% and 11% of the RCE base, respectively.

COMMODITY RCE ATTRITION

	Fiscal	Fiscal
	2019	2018

Consumer	19%	20%
Commercial	6%	4%
Total attrition	13%	12%

The combined attrition rate for Just Energy was 13% for the year ended March 31, 2019, an increase of one percentage point from the 12% reported for prior year. The Consumer attrition rate decreased one percentage point to 19% from a year ago while the Commercial attrition rate increased two percentage points to 6%. The decrease in the Consumer attrition rate is a result of Just Energy’s focus on margin optimization while working to become the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty. The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

COMMODITY RCE RENEWALS

	Fiscal	Fiscal
	2019	2018

Consumer	70%	70%
Commercial	51%	45%
Total renewals	59%	55%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts to renew customers begin up to 15 months in advance. Overall, the renewal rate was 59% for the year ended March 31, 2019, an increase of four percentage points from 55% as at March 31, 2018. The Consumer renewal rate remained at 70%, and the Commercial renewal rate increased by 6 percentage points to 51% as compared to the prior year. The increase in the overall renewal rate is evidence that the Company’s loyalty building tactics are taking effect and improving customer retention.

19.

ENERGY CONTRACT RENEWALS
This table shows the percentage of customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
2020	31%	24%	26%	33%
2021	21%	34%	21%	22%
2022	22%	22%	22%	20%
Beyond 2022	26%	20%	31%	25%
Total	100%	100%	100%	100%
Note: All month-to-month customers, who represent 704,000 RCEs, are excluded from the table above.

Gross margin
For the years ended March 31
(thousands of dollars)
	Fiscal 2019			Fiscal 2018
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$168,092	$27,061	$195,153	$160,168	$17,729	$177,897
Electricity	359,746	144,242	503,988	327,423	134,639	462,062
VAPS	7,873	5,201	13,074	-	968	968
	$535,711	$176,504	$712,215	$487,591	$153,336	$640,927
Increase	10%	15%	11%

CONSUMER ENERGY

Gross margin for the year ended March 31, 2019 for the Consumer segment was $535.7 million, an increase of 10% from $487.6 million recorded in fiscal 2018. Gas and electricity gross margins increased by 5% and 10%, respectively, primarily as a result of the pricing power improvements in North America, additional sales from newly acquired VAPS businesses, normalized weather compared to the extreme negative one-time weather events in the prior fiscal year, growth in the U.K. operations and favourable foreign exchange fluctuations.

Average realized gross margin for the Consumer segment for the year ended March 31, 2019 was $252/RCE, representing a 7% increase from $236/RCE reported in the prior year. This increase is primarily attributable to the margin improvement initiatives, partially offset by significantly higher bad debt expense in fiscal 2019. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Gas

Gross margin from gas customers in the Consumer segment was $168.1 million for the year ended March 31, 2019, an increase of 5% from $160.2 million recorded in the prior year. This change is primarily a result of the Company's margin optimization efforts, which focus on ensuring customers added meet profitability targets.

Electricity

Gross margin from electricity customers in the Consumer segment was $359.7 million for the year ended March 31, 2019, an increase of 10% from $327.4 million recorded in fiscal 2018. The increase in gross margin was primarily due to lower gross margin in fiscal 2018, impacted by the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to the January deep freeze in Texas followed with warmer days that resulted in a normal monthly average.

20.

COMMERCIAL ENERGY

Gross margin for the Commercial segment was $176.5 million for the year ended March 31, 2019, an increase of 15% from $153.3 million recorded in the prior year.

Average realized gross margin for the year ended March 31, 2019 was $100/RCE, an increase of 20% from $83/RCE a year ago as a result of the margin improvement initiatives, partially offset by the increase in bad debt expense. The gross margin per RCE value includes an appropriate allowance for bad debt expense in markets where Just Energy has customer credit risk.

Gas

Gas gross margin for the Commercial segment was $27.1 million, an increase of 53% from $17.7 million recorded in fiscal 2018 due to the 20% increase in RCEs resulting from the pricing power improvements in North America, growth in the U.K. operations and favourable foreign exchange fluctuations, as compared to last fiscal year.

Electricity

Electricity gross margin for the Commercial segment was $144.2 million, an increase of 7% from $134.6 million recorded in the prior year. The increase in gross margin was due to the pricing power improvements in North America, ramp up on sales from the Commercial VAPS businesses acquired in the latter half of fiscal 2018, normalized weather compared to the extreme negative one-time customer disruptions caused by Hurricane Harvey and higher supply costs due to the January deep freeze in Texas in the prior year.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the year. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, including both brown commodities and JustGreen supply. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

Annual gross margin per RCE
	Fiscal	Number of	Fiscal	Number of
	2019	RCEs	2018	RCEs

Consumer customers added or renewed	$300	880,000	$206	995,000
Consumer customers lost	268	605,000	198	544,000
Commercial customers added or renewed[1]	76	742,000	80	891,000
Commercial customers lost	77	386,000	78	656,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the year ended March 31, 2019, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $300/RCE, an increase of 46% from $206/RCE in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the year ended March 31, 2019 was $268/RCE, an increase from $198/RCE for customers lost in the prior comparable period. The increase in gross margin is attributed to the improved pricing power and continued risk management of the weather derivative costs.

For the Commercial segment, the average gross margin per RCE for the customers signed during the year ended March 31, 2019 was $76/RCE, a decrease of 5% from $80/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the year ended March 31, 2019 were at an average gross margin of $77/RCE, a decrease from $78/RCE reported in the prior comparable period. Management continues to focus on margin optimization by focusing on small and medium-sized customers and retaining our larger margin customers.

21.

Just Energy’s results for the past fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
For the years ended March 31
(thousands of dollars)
	Fiscal 2019	Fiscal 2018	% increase (decrease)
Consumer Energy	$76,709	$64,282	19%
Commercial Energy	40,693	29,153	40%
Corporate and shared services costs	89,418	93,815	(5)%
Total administrative expenses	$206,820	$187,250	10%

Administrative expenses increased by 10% from $187.3 million to $206.8 million in the year ended March 31, 2019 as compared to the prior year. The Consumer segment’s administrative expenses were $76.7 million for the year ended March 31, 2019, an increase of 19% from $64.3 million recorded in fiscal 2018. The Commercial segment’s administrative expenses were $40.7 million for fiscal 2019, an increase from fiscal 2018 of 40%. The overall increase over the prior comparable year was attributable to the additional administrative expenses resulting from the stabilization program to achieve operational effectiveness and from the acquisition of Filter Group together with foreign exchange fluctuations from the U.S. and U.K. operations.

Just Energy’s results for the past fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

SELLING AND MARKETING EXPENSES
For the years ended March 31
(thousands of dollars)

	Fiscal 2019	Fiscal 2018	% increase (decrease)
Consumer Energy	$158,770	$161,246	(2)%
Commercial Energy	73,260	70,982	3%
Total selling and marketing expenses	$232,030	$232,228	-

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, as well as sales-related corporate costs, were $232.0 million, consistent with the prior year.

The selling and marketing expenses for the Consumer segment were $158.8 million for the year ended March 31, 2019, a 2% decrease from $161.2 million recorded in fiscal 2018 due to the capitalization of the upfront commission expense with the adoption of IFRS 15.

The selling and marketing expenses for the Commercial segment increased 3% to $73.3 million from the prior year resulting from increased commission costs to acquire new customers, offset by capitalization of certain upfront incremental customer acquisition costs in accordance with IFRS 15 and reduction of non-commission selling expense.

22.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2019		Fiscal 2018
Consumer	$242	/RCE	$199	/RCE
Commercial	$51	/RCE	$41	/RCE

The average aggregation cost for the Consumer segment was $242/RCE for the year ended March 31, 2019, an increase of 22% from the $199/RCE reported in the fiscal 2018, primarily related to the weakening of the U.S. dollar.

The $51/RCE average aggregation cost for Commercial segment customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $51/RCE per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $92 (1.8 x $51) to the year’s average aggregation cost reported above. As at March 31, 2018, the average aggregation cost for commercial brokers was $41/RCE.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia and the U.K., Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the audited consolidated statement of income under other operating expenses. Bad debt expense was $81.0 million for the year ended March 31, 2019, an increase of 44% from $56.3 million recorded for fiscal 2018, primarily as a result of the growth of revenues within Texas and in the U.K., and the adoption of the IFRS 9 expected credit loss model. For the year ended March 31, 2019, the bad debt expense represents 2.3% of relevant revenue, up from 1.9% reported in fiscal 2018.

FINANCE COSTS

Total finance costs for the year ended March 31, 2019 amounted to $88.1 million, an increase of 57% from $56.0 million recorded during fiscal 2018. The increase in finance costs was primarily driven by the premium and fees associated with the 8.75% loan, partial redemption of the 6.5% convertible bonds, higher collateral related costs associated with Texas electricity markets, supplier credit term extensions and interest expense from the increased utilization of the credit facility and higher interest rates.

FOREIGN EXCHANGE

Just Energy has exposure to U.S. dollar, U.K. pound and European euro exchange rates as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2019, an unrealized foreign exchange loss of $4.2 million was reported in other comprehensive income, versus an unrealized loss of $2.8 million reported in fiscal 2018. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant decrease in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the impact from the translation of the U.S.-based operations resulted in a favourable $2.2 million on Base EBITDA for the year ended March 31, 2019.

Just Energy retains sufficient funds in its foreign subsidiaries to support ongoing growth; surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

23.

PROVISION FOR INCOME TAX
For the years ended March 31
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Current income tax expense	$6,329	$2,552
Deferred income tax expense (recovery)	(3,500)	18,119
Provision for income tax	$2,829	$20,671

Just Energy recorded a current income tax expense of $6.3 million for the year ended March 31, 2019, versus $2.6 million in fiscal 2018. Increased gross margin and profitability in taxable jurisdictions as well as the timing of the income taxation in Canada have resulted in higher current tax expense.

For the year ended March 31, 2019, a deferred tax recovery of $3.5 million was recorded as compared to a deferred tax expense of $18.1 million in the prior year. The reduction in expense was primarily driven by changes in fair value of derivative instruments.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS
For the years ended March 31
(thousands of dollars)
	Fiscal 2019	Fiscal 2018
Operating activities from continuing operations	$(44,455)	$62,022
Investing activities from continuing operations	(47,823)	(21,076)
Financing activities from continuing operations, excluding dividends	141,301	35,344
Effect of foreign currency translation	2	1,456
Increase in cash before dividends	49,025	77,746
Dividends (cash payments)	(87,959)	(86,261)
Decrease in cash	(38,934)	(8,515)
Cash and cash equivalents – beginning of period	48,861	57,376
Cash and cash equivalents – end of period	$9,927	$48,861

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the year ended March 31, 2019 was an outflow of $44.5 million, compared to an inflow of $62.0 million in the prior comparable year. Cash flow from operations was lower in the current period due to the payments made upfront for residential commission on customer acquisitions and upfront costs relating to process and operational efficiency improvement activities, which depressed the changes in working capital.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investing activities for the year ended March 31, 2019 included purchases of capital and intangible assets totalling $5.2 million and $38.4 million, respectively, compared with $4.8 million and $30.9 million, respectively, in fiscal 2018. Just Energy’s capital spending related primarily to information technology-related purchases for process improvement initiatives.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term financing. During the year ended March 31, 2019, Just Energy added $253.2 million of debt with the 8.75% loan and the Filter Group financing, withdrew an additional $79.5 million on the credit facility and issued an additional $10.4 million in preferred shares. These inflows were offset by the partial redemption of the 6.5% convertible debentures and a payment of $10.0 million on the share swap.

24.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the year ended 2019, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $88.0 million, compared to $86.3 million paid in the prior comparable year.

Just Energy’s annual dividend rate is currently $0.50 per common share paid quarterly. Dividends are not guaranteed and are subject to Board approval each quarter.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until any preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on March 31, 2019 was US$0.53125 per preferred share.

Balance sheet as at March 31, 2019, compared to March 31, 2018

Total cash decreased from $48.9 million as at March 31, 2018 to $9.9 million as at 2019. The decrease in cash is primarily attributable to the Company’s significant investment in upfront customer acquisition costs to acquire quality customers and risk management activities throughout the fiscal year.

As of March 31, 2019, trade receivables and unbilled revenue amounted to $506.2 million and $277.6 million, respectively, compared to March 31, 2018, when the trade receivables and unbilled revenue amounted to $357.3 million and $301.6 million, respectively. Trade payables and other increased from $590.0 million to $714.1 million during the year as a result of the extension of payment terms negotiated in fiscal 2018 for a number of commodity suppliers.

In certain markets, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $3.1 million and $43.2 million, respectively, as of March 31, 2019. These amounts increased from $2.7 million and $38.7 million, respectively, as of March 31, 2018. As at March 31, 2019, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable of $13.6 million and $12.9 million, respectively, down from $15.9 million and $12.3 million, respectively, as of March 31, 2018. These changes represent the normal seasonality of gas storage. Other current assets increased from $111.9 million at March 31, 2018 to $164.3 million as of March 31, 2019.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.

Long-term debt increased from $422.1 million as at March 31, 2018 to $687.9 million as at March 31, 2019. This increase is a result of reclassification of the credit facility from current to long-term liabilities together with adding the new 8.75% loan, the Filter Group financing and unfavourable foreign exchange fluctuations on the U.S. dollar debt, partially offset by the redemption of the 6.5% convertible bonds. The book value of net debt was 3.6x for Base EBITDA, higher than the 2.8x reported for March 31, 2018.

25.

	As at	As at	As at
	Mar. 31,	March 31,	Mar. 31,
	2019	2018	2017
Assets:
Cash	$9,927	$48,861	$83,631
Trade and other receivables	783,780	658,844	582,971
Total fair value of derivative financial assets	153,767	283,431	14,666

Liabilities:
Trade payables and other	714,110	594,732	513,747
Total fair value of derivative financial liabilities	143,045	138,159	347,517
Total long-term debt	725,372	543,504	498,088
Total other liabilities	11,895	5,486	13,913

Debt and financing for continuing operations

(thousands of dollars)

	March 31, 2019	March 31, 2018

Just Energy credit facility	$201,577	$122,115
Filter Group financing	17,577	-
8.75% loan	240,094	-
6.75% $100M convertible debentures	87,520	85,760
6.75% $160M convertible debentures	150,945	148,146
6.5% convertible bonds	29,483	188,147

The various debt instruments are described as follows:

• A $352.5 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge excluding, primarily, the U.K. and other international operations. Credit facility withdrawals amounted to $201.6 million as of March 31, 2019, compared with $122.1 million as of March 31, 2018. In addition, total letters of credit outstanding as at March 31, 2019 amounted to $94.0 million (March 31, 2018 - $113.4 million). The renewal on the facility agreement included an extension for an additional 2 years to September 1, 2020.

• An 8.99% outstanding loan between HTC and Filter Group. The loan is a result of factoring receivables. Payments on the loan are made monthly as Just Energy receives payment from the customer and will continue up to the end date of the customer contract term on the factored receivable.

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31. US$193 million was drawn as at March 31, 2019.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

26.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of July 29, 2019, and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. As at March 31, 2019, US$127.6 million was repurchased and extinguished.

See Note 19 of the consolidated financial statements for further details regarding the nature of each debt agreement.

Acquisition of businesses

ACQUISITION OF EDGEPOWER, INC.

On February 28, 2018, Just Energy completed the acquisition of the issued and outstanding shares of EdgePower, Inc. (“EdgePower”), a privately held energy monitoring and management company operating out of Aspen, Colorado. EdgePower provides lighting and HVAC controls, as well as enterprise monitoring, in hundreds of commercial buildings in North America. Just Energy acquired 100% of the equity interests of EdgePower for the purposes of integrating their lighting and HVAC controls with the commercial business. The fair value of the total consideration transferred is US$14.9 million, of which US$7.5 million was paid in cash and US$7.4 million was settled through the issuance of 1,415,285 Just Energy common shares. The goodwill that was acquired as part of this acquisition relates primarily to the EdgePower workforce and synergies between Just Energy and EdgePower.

In addition, the former shareholders of EdgePower are entitled to a payment of up to a maximum of US$6.0 million, payable in cash, subject to continuing employment and the achievement of certain annual and cumulative performance thresholds of the EdgePower business. The payment is calculated as 20% of EBITDA for the EdgePower business for the years of 2019-2021 with minimum thresholds that must be met. The management remuneration recognized since the acquisition date is $nil. As of March 31, 2019, the acquisition accounting for EdgePower has been finalized and closed.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 17 of the consolidated financial statements for the year ended March 31, 2019.

ACQUISITION OF FILTER GROUP INC.

On October 1, 2018, Just Energy acquired Filter Group Inc, a leading provider of subscription-based home water filtration systems to residential customers in Canada and the United States. Headquartered in Toronto, Ontario, Filter Group currently provides under-counter and whole-home water filtration solutions to residential markets in the provinces of Ontario and Manitoba and the states of Nevada, California, Arizona, Michigan and Illinois.

Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition, Filter Group had approximately $22 million of third party Filter Group debt. The aggregate consideration payable by Just Energy under the Purchase Agreement is comprised of: (i) $14.3 million in cash, fully payable within 180 days of closing; and (ii) earn-out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn-out payments (the “DRIP Shares”)), subject to customary closing adjustments. The earn-out payments are contingent on the achievement by Filter Group of certain performance-based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition. In addition, the earn-out payments may be paid 50% in cash and the DRIP Shares 100% in cash, at the option of Just Energy.

The CEO of Filter Group is the son of the Executive Chair of Just Energy. As such, this is a related party transaction under IAS 24 – Related Party Disclosure, but not under securities law. Just Energy’s Executive Chair recused herself from the negotiations and the decision-making processes with respect to the acquisition. The transaction was reviewed by the Strategic Initiatives Committee and Just Energy received a fairness opinion from National Bank Financial on the transaction.

27.

For an allocated breakdown of the purchase price to identified assets and liabilities acquired in the acquisition, see Note 17 of the consolidated financial statements for the year ended March 31, 2019. As of March 31, 2019, the acquisition accounting for Filter Group has been finalized and closed.

During the year ended March 31, 2019, Filter Group contributed $2.1 million in EBITDA to the overall results. Total sales added during fiscal 2019 were $6.3 million, of which $5.8 million is recurring. As the Filter Group business applies operating lease accounting, the majority of the sales earned goes directly to gross margin, with a gross margin percentage of 86% for the year ended March 31, 2019. The trailing 12 months attrition rate for the Filter Group business was 12%, one percentage point lower than the attrition rate for Just Energy’s commodity markets. On Filter Group’s 33,000 active assets, there was active MRR of $0.9 million.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD

(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$714,110	$-	$-	$-	$714,110
Long-term debt	39,150	210,564	531,987	-	781,701
Interest payments	40,766	80,234	40,600	-	161,600
Premises and equipment leasing	5,035	9,902	6,306	-	21,243
Gas, electricity and non-commodity contracts	1,899,713	1,439,479	119,212	42,089	3,500,493
	$2,698,774	$1,740,179	$698,105	$42,089	$5,179,147

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $99.8 million. As at March 31, 2019, the current liabilities amount to $22.3 million and long-term liabilities amount to $36.4 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed under the “Acquisition of Filter Group Inc.” section.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $94.0 million (March 31, 2018 - $113.4 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

28.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2019 were $70.3 million (March 31, 2018 - $56.5 million).

Critical accounting estimates

The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9 is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IFRS 9, Financial Instruments; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

29.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 14 of the consolidated financial statements for the year ended March 31, 2019. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, Ohio, Delaware, California, Michigan, Georgia, the U.K. and commercial direct-billed accounts in British Columbia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset's recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested annually. The recoverable amount is the higher of an asset's or cash-generating unit's (“CGU”) fair value less costs to sell and its value in use. Value in use is determined by discounting estimated future pre-tax cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The recoverable amount of each of the operating segments has been determined based on a fair value less costs of disposal model using fiscal 2019’s EBITDA of the operating segment multiplied by the entity’s EBITDA multiple. The EBITDA multiple and the EBITDA of the segment that has been utilized in the fair value less costs of disposal model are consistent with external sources of information and are considered a Level 2 input within the fair value hierarchy.

30.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $9.5 million and $9.4 million have been recorded on the consolidated statements of financial position as at March 31, 2019 and March 31, 2018, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments in the UK. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.

When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences such as the book gain on fair value of derivative financial instruments. As at March 31, 2019, no net deferred tax assets were recognized in the U.S.

Deferred income tax liabilities of $4.1 million and $6.9 million have been recorded on the consolidated statements of financial position as at March 31, 2019 and March 31, 2018, respectively. The decrease in the deferred tax liabilities is primarily due to mark to market losses on the derivative financial instruments in the U.K.

DISCONTINUED OPERATIONS

Management used judgment in concluding on the discontinued operations classification as a major separate geographical area of operations, as part of a single coordinated disposal plan to resell the business in the new fiscal year. There is also a high level of judgment involved in estimating the fair value less cost to sell of the disposal group and the significant carrying amounts of the assets and liabilities related to assets held for sale.

Just Energy common and preferred shares

As at May 15, 2019, there were 149,705,030 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at May 15, 2019, Just Energy has issued a cumulative 338,865 preferred shares in fiscal 2019 for aggregate total gross proceeds of $10.4 million under the ATM offering.

New accounting pronouncements adopted in fiscal 2019

Adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

On April 1, 2018, Just Energy adopted IFRS 15 and has applied it using the modified retrospective method. As such, transition adjustments have been recognized in equity as at April 1, 2018.

Upon the adoption of IFRS 15, incremental costs to obtain a contract with a customer within the North American Consumer business are capitalized if these costs are expected to be recovered. Similar costs pertaining to other segments have been capitalized in the past. Accordingly, Just Energy has changed its accounting policy to allow for capitalizing all upfront sales commissions, incentives, and third party verification costs paid based on customer acquisitions that met the criteria for capitalization. Just Energy has elected, under the practical expedient, to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset is less than one year. Costs of obtaining a contract are deferred and amortized over the average customer relationship period (estimated to be between two and five years, based on historical blended attrition rates, inclusive of expected renewal periods by region). The majority of Just Energy’s customer contracts meet IFRS 15’s B16 practical expedient where Just Energy has the right to consideration from a customer in an amount that corresponds directly with the value to the customer of the performance completed to date.

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The adoption of IFRS 15 resulted in an increase of $28.4 million in the opening balance of customer acquisition costs capitalized, an increase in deferred tax liabilities of $7.6 million and an opening retained earnings adjustment of $20.7 million.

IFRS 15 has no impact on the economics of the business. That being said, the implementation of IFRS 15 will result in a change in the timing and recognition of commission expense, but has no effect on the cash flows of Just Energy. IFRS 15 does impact the relationship between FFO and operating cash flow, with operating cash flow lagging behind FFO, as incremental customer acquisition costs are paid upfront and capitalized.

For further description of the impact of the accounting policy change, refer to Note 7 in the consolidated financial statements for the year ended March 31, 2019.

Adoption of IFRS 9, Financial Instruments (“IFRS 9”)

Effective April 1, 2018, Just Energy adopted IFRS 9, which among other things, introduces a new expected lifetime credit loss impairment model which replaces the existing incurred loss impairment model under IAS 39.

Under the previous accounting standard, IAS 39, a collective allowance for losses was recorded on trade receivables when a loss event had occurred as at, or prior to, the balance sheet date. An incurred loss event provides objective evidence to establish an allowance for loss against these receivables. IAS 39 did not allow the recognition of any allowance for losses expected in the future if a loss event had not yet occurred on the balance sheet date.

Under IFRS 9, Just Energy is required to apply a lifetime expected credit loss model, where credit losses that are expected to transpire in future years, irrespective of whether a loss event has occurred or not, as at the balance sheet date, are provided for. The expected lifetime credit loss is calculated based on the weighted average expected cash collected shortfall against the carrying value of the receivable and unbilled revenue and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that may impact the credit profile of the receivables.

IFRS 9 requires that forward-looking indicators are considered when determining the impact on credit risk and measuring lifetime expected credit losses and are incorporated in the risk parameters as relevant. Based on the analysis performed by Just Energy, it was determined that the following forward-looking indicators could have an impact on the credit performance of the receivables, and they were considered in the calculation of the allowance for losses:

-	Interest rates;
-	Unemployment rates;
-	Commodity prices; and
-	The Consumer Price Index.

IFRS 9 does not require the restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Just Energy made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on April 1, 2018, through an adjustment to opening retained earnings, net of deferred tax.

In Alberta, Texas, Illinois, California, Delaware, Ohio, Georgia and the U.K., Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. Just Energy’s bad debt expense as a percentage of revenue for these markets, as determined under IAS 39, for the year ended March 31, 2018, was 1.9%.

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Under IFRS 9, for the year ended March 31, 2019, the same metric was determined to be 2.3%. This increase in bad debt expense as a percentage of revenue was not indicative of a change in the expected recovery value of the underlying customer receivables but rather a function of extending the allowance for expected lifetime credit losses to provide for expected future losses over a longer future time frame as required under IFRS 9. The standard required that a provision for expected lifetime credit losses be calculated for unbilled revenues, as they meet the definition of a contract asset under IFRS 15, whereas previously, under IAS 39, these receivables would not have a provision under the incurred loss model.

In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of LDCs failing to deliver payment to Just Energy is minimal.

The following table summarizes the transition adjustment that was required to adopt IFRS 9 as at April 1, 2018 for the markets above:

(in thousands of dollars)	IAS 39 carrying amount as at March 31, 2018	Transition adjustment	IFRS 9 carrying amount as at April 1, 2018
Trade receivables	$395,730	$(11,237)	$384,493
Unbilled revenues	$301,577	$(12,399)	$289,178

Due to the transition from an incurred loss model to a future expected lifetime credit loss model as required under IFRS 9, if forecast of events or change of economic condition are expected to give rise to change of the credit loss, the bad debt expenses will be changed prior to the occurrence of the future event. This would theoretically result in a greater bad debt expense and a corresponding decrease in reported net income when compared to net income reported under IAS 39 in situations where the future expected event leads to deterioration of the credit loss.

Just Energy’s results for the past two fiscal periods reported throughout the MD&A have been adjusted to reflect continuing operation results and figures.

Accounting standards issued but not yet applied

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective. For more information on the new accounting pronouncements not yet applied, as well as the Company’s analysis of accounting impacts, reference Note 8 of the consolidated financial statements for the year ended March 31, 2019.

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Standard	Change summary	Effective for fiscal years commencing after:
IFRS 16, Leases (“IFRS 16”)	IFRS 16 brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases.	January 1, 2019
IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)	IFRS 23 clarifies the uncertainty in certain income tax treatments in complex situations and scenarios.	January 1, 2019

The IFRS Interpretations Committee (“IFRIC”) reached a decision IFRIC Agenda Paper 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Paper 11), during its meeting on March 5 - 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non-financial item at a fixed price.

The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into which are accounted for as derivatives at fair value through profit or loss but physically settled by taking delivery of the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits or requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled.

In its December 2018 meeting, the International Accounting Standards Board (IASB) confirmed its view that it expects companies to be entitled to sufficient time to implement changes in accounting policy that result from agenda decisions of the IFRIC. The Company is currently evaluating the impact of implementing the agenda decision on its financial statements, systems and processes. Given the nature of its current systems and processes and the volume of transactions effected, the Company determined it was not possible to affect the accounting change in time for its March 31, 2019 reporting. The Company expects to implement the change retrospectively in the first half of its fiscal 2020 year. While the impact has not been quantified, the Company expects there will be material movements between cost of sales and change in fair value of derivative instruments and other in Just Energy’s consolidated statement of operations and the value of gas in storage on the statement of financial position. There is no impact on the net income of the Company.

Risk factors

Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

MARKET RISK

Market risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity.

Commodity price risk

Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market. Such losses could have a material adverse impact on Just Energy’s operating results, cash flow and liquidity.

A key risk to Just Energy’s business model is a sudden and significant drop in the commodity market price resulting in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have a significant impact on Just Energy’s business.

Commodity volume balancing risk

Depending on several factors including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing the customer volume requirements. Although Just Energy manages the volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative and insurance transactions to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s operating results, cash flow and liquidity.

Interest rate risk

Just Energy is exposed to interest rate risk associated with its working capital facility, supplier payment terms, perpetual preferred shares and refinancing of its debt instruments. Just Energy may enter into derivative instruments to mitigate interest rate risk; however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s cash flow and liquidity.

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Foreign exchange rate risk

Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated common share dividends. In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s earnings and cash flow. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar or U.K. pound could materially reduce reported earnings and cash flow.

LIQUIDITY RISK

Just Energy is at risk of not being able to settle its future debt obligations including the Credit Agreement, subordinated debt, convertible debentures and commercial notes. An increase in liquidity risk may put Just Energy’s cash dividend at risk or require Just Energy to raise additional funds. Liquidity risk may cause Just Energy to close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries.

Credit agreement and other debt

Just Energy maintains a credit facility of up to $352.5 million for working capital purposes, pursuant to a credit agreement with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related security agreement, which provide for a joint security interest over all customer contracts in North America. There are various covenants pursuant to the Credit Agreement that govern activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy’s ability to finance its future operations and capital needs and to pursue available business opportunities. Should Just Energy or its subsidiaries default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy’s liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy. In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances.

On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility during the year to fund a tender offer for its U.S. dollar denominated convertible unsecured subordinated bonds, for general corporate purposes, including to pay down the Company’s credit facility, and for future acquisitions. The term loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The restrictions in the loan facility may adversely affect Just Energy’s liquidity position and ability to finance its future operations and capital needs and to pursue available business opportunities.

Just Energy has significant levels of other debt, including convertible debentures, which could further limit Just Energy’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy's liquidity position.

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Working capital requirements (availability of credit)

In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and Electricity System Operators. Any changes in payment terms managed by LDCs, any termination of extended payment terms by commodity suppliers, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy.

Earnings seasonality and volatility

Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk.

Cash dividends are not guaranteed

The ability to pay dividends on common and preferred shares and the actual amount of dividends on common shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy and the availability of cash liquidity from ongoing business operations.

Share ownership dilution

Just Energy may issue an unlimited number of common shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests. As of the date hereof, 149,705,030 common shares and 4,662,165 preferred shares have been issued.

SUPPLY COUNTERPARTY RISK

Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations.

Credit risk

Just Energy enters into long-term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related customer margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties.

Supply delivery risk

Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, results of operations and cash flows of Just Energy. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement, purchasing from multiple suppliers and purchasing business interruption insurance.

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LEGAL AND REGULATORY RISK

Legal and regulatory risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy’s business model, costs or operations, as well as being a risk of potential litigation against Just Energy resulting in impact to Just Energy’s cash flow.

Regulatory environment

In most jurisdictions in which Just Energy operates, Just Energy is required to be licensed by the relevant regulatory authority. Just Energy’s commodity business is dependent on continuing to be licensed in existing markets and receiving approval for additional licenses in new and existing markets. If Just Energy is denied a license, has a license revoked or is not granted renewal of a license, Just Energy’s financial results may be negatively impacted. Additionally, the denial or revocation or non-renewal of a license in one jurisdiction may adversely impact Just Energy’s current or future licenses in other jurisdictions and relationships with the various regulatory agencies.

Just Energy is able to operate in deregulated segments of the natural gas and electricity industries under currently effective state, provincial and federal regulations. If the competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, Just Energy’s business, financial condition, results of operations and cash flows could be materially adversely affected. The retail energy industry is highly regulated. Regulations may be revised or reinterpreted, or new laws and regulations may be adopted or become applicable to Just Energy or its operations. Such changes may have a detrimental impact on Just Energy’s business, including Just Energy’s ability to use its sales and marketing channels. In certain deregulated electricity markets, proposals have been made by governmental agencies and/or other interested parties to partially or fully re-regulate areas of these markets. Other proposals to re-regulate may be made and legislated or other attention to the electric and gas restructuring process may: (i) delay or reverse the deregulation process; (ii) interfere with our ability to do business; (iii) inhibit our growth; (iv) increase our commodity, operating or financing costs; or (v) otherwise impact Just Energy’s profitability. If competitive restructuring of electricity and natural gas markets is altered, reversed, discontinued or delayed, our business, financial condition, results of operations and cash flows could be adversely affected. For example, in December 2016, the New York Public Service Commission (“PSC”) established an evidentiary hearing process to consider whether to adopt a complete prohibition on retail energy supplier service to mass market customers, or other market reforms such as requiring that retail energy suppliers' charges be no greater than utility supply charges, and requiring the tariffing of retail energy suppliers' service, including the potential for the PSC to void existing retail energy supply contracts if it tariffs retail energy services. The New York PSC is also considering the extent to which retail energy suppliers should be subject to Article 4 of the Public Service Law, which sets forth the PSC's authority to establish rates to ensure that they are just and reasonable rates and to accordingly regulate such rates. Similarly, several other states are taking preliminary actions to more closely monitor and control marketing activities, in particular as those activities relate to retail electricity markets. Negative outcomes in these matters or any future litigation or regulatory actions could result in significant settlements, damages or other penalties and could also increase legal costs, divert management attention from other business issues or harm Just Energy’s reputation with customers, any of which could adversely affect our financial results and the viability of Just Energy’s business.

Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction.

Just Energy is exposed to changes in energy market regulations that may put the onus on Just Energy to adhere to stricter renewable energy compliance standards, procure additional volume of capacity and transmission units and pay regulated tariffs and charges for transmission and distribution of energy, which may change from time to time. In certain cases, Just Energy may not be able to pass through the additional costs from changes in energy market regulations to its customers which may impact Just Energy’s business, financial condition and cash flows.

Just Energy’s business model involves entering into derivative financial instruments to manage commodity price and supply risk. Financial reforms in the U.S., Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy’s compliance with certain new regulatory requirements as well as increased costs of doing business with Just Energy’s counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy’s business.

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In June 2016, a majority of voters in the U.K. elected to withdraw from the European Union in a national referendum. The decision to withdraw has created significant uncertainty about the future relationship between the U.K. and the European Union, including determining which European Union-derived laws to replace or replicate in the event of the U.K.’s withdrawal. These developments, or the perception that they can occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, which may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity, restrict our access to capital or disrupt the operations and growth strategies of our subsidiaries in the region, which could have a material adverse effect on our business, financial condition and results of operations.

Litigation

In addition to the litigation referenced herein (see “Legal proceedings” on page 43) and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business or results of operations and the ability to favourably resolve other lawsuits.

In certain jurisdictions, independent contractors that contracted with Just Energy to provide door-to-door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial.

RETAIL RISK

Retail customer risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry.

Consumer contract attrition and renewal rates

Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse impact on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects.

Customer credit risk

Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy. If a significant number of direct bill customers were to default on their payments, it could have a material adverse effect on the results of operations, cash flow and liquidity of Just Energy.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future, which would mean that Just Energy would have to accept additional customer credit risk.

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Competition

A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

Sales channel risk

Just Energy’s residential customers are generally acquired through the use of online advertising, retail stores, telemarketing and door-to-door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, results of operations and financial condition of Just Energy.

Retailer and product acceptance risk

Just Energy’s profitability and growth depends upon the customer’s broad acceptance of energy retailers and their products. There is no assurance that customers will widely accept Just Energy or its retail energy and value-added products. The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavourable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and results of operations.

BUSINESS OPERATIONS RISKS

Business operations risk is a potential loss occurring from an unplanned interruption or cyber-attack, manual or system errors, or business earnings risk unique to the retail energy sales industry.

Cyber risk

Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a significant adverse impact to the Company’s, reputation and customer relations should the private information be compromised due to a cyber-attack on Just Energy’s information technology systems.

Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy. These systems may be prone to cyber-attacks, which could result in market disruption and impact Just Energy’s business operations, finances and cash.

Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non-compliance. Just Energy’s failure to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by our customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have an adverse effect on our business, financial condition and results of operations.

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Information technology systems

Just Energy relies on information technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. Failure of these systems could have a material adverse effect on Just Energy’s business and financial prospects or cause it to fail to meet its reporting obligations, which could result in a suspension or delisting of its common shares.

Model risk

The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s business, financial condition, results of operations, cash flow and liquidity.

Accounting estimates risks

Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy’s assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy’s auditors or regulators subsequently interpret Just Energy’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy’s operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements.

Risks from adoption of new accounting standards or interpretations

Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy's operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and continually changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy's accounting policies on its financial statements going forward.

Risks from deficiencies in internal control over financial reporting

Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in Just Energy’s financial statements being inaccurate and in future adjustments or restatements of Just Energy’s historical financial statements, which could adversely affect the business, financial condition and results of operations of Just Energy.

Outsourcing and third party service agreements

Just Energy has outsourcing arrangements to support its call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operational support for its operations in the United Kingdom. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention and aggregation and cash flows.

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In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive.

Disruption to infrastructure

Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of their distribution infrastructure. Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, cyber-attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Additionally, any disruptions to Just Energy’s operations or sales office may also have a significant impact on business and financial prospects. Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss.

OTHER RISKS

Integration of acquisitions

Just Energy may acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in integrating any acquired company’s operations, or that the expected benefits will be realized.

Share price volatility risk

The common and preferred shares currently trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading price of the shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy’s operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy’s operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, may have a significant impact on the market price of the common shares or preferred shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. The preferred shares may be adversely affected by changes in market interest rates. These market fluctuations may materially and adversely affect the market price of the common and preferred shares, which may make it more difficult for shareholders to sell their shares.

Management retention risk

Just Energy's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy's business operations and growth.

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Risks related to the preferred shares

Dividends paid on the preferred shares to a U.S. holder (or other non-resident holder) may be subject to Canadian withholding tax

Since Just Energy is incorporated in Canada, dividends on preferred shares paid or credited or deemed to be paid or credited to a non-resident holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the non-resident holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the non-resident holder is resident. For example, where a non-resident holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

The preferred shares represent perpetual equity interests in the Company

The preferred shares represent perpetual equity interests in Just Energy and, unlike Just Energy’s indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time. In addition, the preferred shares will rank junior in right of payment to all Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100M and $160M convertible debentures) and other liabilities, and any other senior securities the Company may issue in the future with respect to assets available to satisfy claims against Just Energy.

The preferred shares have not been rated

The Company has not sought to obtain a rating for the preferred shares, and the preferred shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the preferred shares or that the Company may elect to obtain a rating of the preferred shares in the future. In addition, the Company may elect to issue other securities for which Just Energy may seek to obtain a rating. If any ratings are assigned to the preferred shares in the future or if Just Energy issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the preferred shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the preferred shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the preferred shares may not reflect all risks related to the Company or the Company’s business, or the structure or market value of the preferred shares.

The preferred shares are subordinated to our existing and future indebtedness, and a purchaser’s interests could be diluted by the issuance of additional equity interests in the Company, including additional preferred shares, and by other transactions

The preferred shares are subordinated to all of Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100M and $160 M convertible debentures). Therefore, if Just Energy becomes bankrupt, liquidates our assets, reorganizes or enters into certain other transactions, the Company’s assets will be available to pay its obligations with respect to the preferred shares only after the Company has paid all of its existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the preferred shares then outstanding.

In addition, a significant amount of Just Energy’s business is conducted through its subsidiaries. None of Just Energy’s subsidiaries have guaranteed or otherwise become obligated with respect to the preferred shares and, as a result, the preferred shares will be structurally subordinated to all liabilities and other obligations of the Company’s subsidiaries. Accordingly, Just Energy’s right to receive assets from any of its subsidiaries upon its bankruptcy, liquidation or reorganization, and the right of holders of preferred shares to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if the Company were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by the Company.

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Investors should not expect Just Energy to redeem the preferred shares on the date the preferred shares become redeemable by the Company or on any particular day afterwards

The preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances. The preferred shares may be redeemed by Just Energy at its option at any time on or after March 31, 2022, in whole or in part, out of funds legally available for such redemption, at a redemption price of US$25.00 per preferred share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision the Company may make at any time to redeem the preferred shares will depend upon, among other things, Just Energy’s evaluation of its cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing its indebtedness.

The Change of Control Conversion Right may make it more difficult for a party to acquire Just Energy or discourage a party from acquiring Just Energy

The Change of Control Conversion Right may have the effect of discouraging a third party from making an acquisition proposal to Just Energy or of delaying, deferring or preventing certain of our change of control transactions under circumstances that otherwise could provide the holders of our common shares and preferred shares with the opportunity to realize a premium over the then-current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

Just Energy could be prevented from paying cash dividends on the Series A preferred shares

Holders of preferred shares do not have a right to dividends on such shares unless declared or set aside for payment by the Company’s Board of Directors. No dividends on preferred shares shall be authorized by Just Energy’s Board of Directors or paid, declared or set aside for payment by the Company at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the Canada Business Corporations Act or any other applicable law, or when the terms and provisions of any limiting documents, including the credit facility, prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of such documents.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

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In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. The trial is scheduled to commence on August 5, 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. On September 5, 2018, Omarali filed his motion for summary judgment and set a hearing date of June 11, 2019. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”) which has been effected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.

During January 2019, in connection with the Company’s assessment of internal controls over financial reporting, the Company which identified and subsequently remediated a deficiency in the design and operating effectiveness of certain internal controls related to certain account balances in certain markets. Specifically, the Company identified a deficiency in the design of internal controls through the effective operation of alternative internal controls related to the preparation, analysis and review of certain gross margin accounts in those markets. Upon identification of the deficiency, the Company designed internal controls were designed, including account reconciliations, to remediate the deficiency in design. These new internal controls were effectively operated for February 28, 2019 and March 31, 2019. Just Energy considers the internal control deficiency to be effectively remediated as at March 31, 2019.

As a result of remediating this deficiency in the design of internal controls and operating them in an effective manner, the Company identified certain individually insignificant reconciling items that should have been recorded in periods prior to April 1, 2017.  The Company determined that it was appropriate to revise its consolidated financial statements as at April 1, 2017, as denoted within Note 5 of the consolidated financial statements, to correct for an aggregate error of $14.2 million in the opening accumulated deficit account. It was determined that this deficiency in the design and operating effectiveness of these particular internal controls resulted in no significant error in the income statements for the years ended March 31, 2019 and 2018.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

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Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products, unparalleled customer satisfaction and profitable customer growth. While Just Energy continues to nurture its core commodity business, the Company is committed to harnessing the accretive potential of its large customer base by offering value-added products and services with strong consumer appeal. Early customer response has been enthusiastic and is reflected in a rise in the Company’s Net Promoter Score, a standard metric for evaluating customer satisfaction levels. Stable attrition rates provide further evidence of heightened customer satisfaction as the Company continues to increase gross margin on its residential book.

Rapidly growing, high-engagement sales channels have opened the door to sophisticated customers that are motivated more by value than price, allowing for further expansion of gross margin and near-term growth. Priorities of these customers include resource conservation and health and well-being. This presents a pivotal, long-term growth opportunity for Just Energy as a best-in-class product and service provider and opens the door to regulated markets.

Just Energy will continue to leverage its close supplier relationships and aggressively contain costs, building upon efficiencies of 2019 and further enhancing embedded gross margin. A comprehensive review of capital expenditures is underway, and new projects may be initiated only by meeting strict requirements for return on invested capital. The Company will continue to use its offshore business process office for transaction-based work and to consolidate back office functions where appropriate. Streamlined operations and a simplified reporting structure are expected to further reduce costs. Refinement of the Company’s geographic footprint will allow for sharper focus on profitability in the core North American and U.K. operations, markets in which meaningful growth is expected.

As a result, management has provided its guidance for fiscal 2020 Base EBITDA from continuing operations in the range of $220 million to $240 million. In addition, management is providing fiscal 2020 FCF guidance of between $90 million and $100 million.

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